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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                   Commission File Number 1-1927
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(CHECK ONE)

[X]  Form 10-K and Form 10-KSB    [ ]  Form 11-K

[ ]  Form 20-F  [ ] Form 10-Q and Form 10-QSB  [ ]  Form N-SAR

For period ended   December 31, 2003
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[ ]  Transition Report on Form 10-K and Form 10-KSB

[ ]  Transition Report on Form 20-F

[ ]  Transition Report on Form 11-K

[ ]  Transition Report on Form 10-Q and Form 10-QSB

[ ]  Transition Report on Form N-SAR

For the transition period ended
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Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant The Goodyear Tire & Rubber Company
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Former name if applicable
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Address of principal executive office (Street and number) 1144 East Market
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Street
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City, state and zip code Akron, Ohio 44316-0001
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                                     PART II
                             RULE 12B-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject
     [ ] quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)


         On December 10, 2003, The Goodyear Tire & Rubber Company (the "Company") issued a press release announcing that it was delaying the filing of its 2002 Form 10-K/A containing restated financial statements due to an investigation into potential improper accounting issues in its European Union business segment. On February 11, 2004, the Company filed a Current Report on Form 8-K, noting, among other things, the expansion of the investigation beyond Europe to other locations of the Company's overseas operations and that the expanded investigation was likely to cause delays in the completion of the Company's audited financial statements and the filing of its Form 10-K for the fiscal year ended December 31, 2003.

         On March 9, 2004, the Company announced that as part of the year-end closing process and unrelated to the investigation of improper accounting overseas, the Company had identified adjustments to the previously announced restatement of its financial statements which were expected to result in a reduction of operating earnings of $16 million over five years, and a reduction in shareholders' equity at September 30, 2003 of approximately $23 million. The largest of these adjustments arises from an understatement of workers' compensation claims, related to the years 1999 to 2003 at one of its domestic plants. The Company is currently reviewing the cause of the understatement.

         As a result of the ongoing investigation of improper accounting in the Company's overseas operations, the Company has been unable to complete its financial statements for the fiscal year ended December 31, 2003. The Company will file its Form 10-K as soon as practicable following the resolution of the foregoing matters. The Company does not expect to be able to file its Form 10-K by March 30, 2004, the end of the 15 day extension period provided by Rule 12b-25(b)(2)(ii).

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                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

C. Thomas Harvie                                  (330) 796-2408
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           (Name)                                 (Area Code) (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  [X] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  [X] Yes [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company reported a net loss of $1,105.8 million for the year ended December 31, 2002 which included a non-cash charge of $1,081.5 million to establish a valuation allowance against the Company's net federal and state deferred tax assets. These amounts are as originally reported in the Company's Form 10-K for the year ended December 31, 2002 and do not reflect any adjustments arising out of the Company's previously announced restatement. The Company's net loss for the year ended December 31, 2003 is expected to be significantly lower than the net loss in 2002 due to the effect of the valuation allowance on 2002 results. The Company has not yet completed its investigation into improper accounting in its European and other overseas locations and is unable to estimate its results of operations for the year ended December 31, 2003.



                       The Goodyear Tire & Rubber Company
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                  (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



         Date:  March 16, 2004          By: /s/ Thomas A. Connell
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                                            Thomas A. Connell
                                            Vice President and Controller